FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION'S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

[Transcript of Town Hall Meeting between Don Winter, CEO of TRW Systems, and certain TRW Systems employees, Thursday, July 18, 2002]

Introduction and Agenda

Bob Waters: Welcome everyone to our Mid-Year Town Hall with Don Winter. We're going to basically go through a review today of how we're doing through the first half of the year, then Don's going to talk about the implications associated with the recent merger agreement that's been agreed to with Northrop Grumman, and then we'll have some time at the end for questions and answers.

Before we get started, I'd like to welcome sites that are participating across the country. We have Aurora, Colorado and Colorado Springs; Clearfield, Utah; Columbia, Maryland; Huntsville, Alabama; Dominguez Hills, California; San Bernardino, California; Space Park; Fair Lakes; and right here in Reston. So, without further adieu, let me turn this over to Don Winter, our President and CEO.

Don Winter: I'm glad we could get together this afternoon. I appreciate those of you who've taken the time off to attend this. I think it's important, every once in a while, to be able to get out and interact, and unfortunately with the spread out nature of Systems, it's a little difficult to really be able to go out and interact with everybody on a direct basis. So hopefully those of you who are watching by way of the TV connections and Webcast are able to get some sense of what's going on. What we're trying to tell you today, and I'm also, quite frankly, looking for a little bit of feedback. I mean it's one thing to put a note on the Web or do a Web broadcast, or something of that nature, but it's a little bit different, I think, when I have a chance to stand here and look at your faces and get a little bit of a sense of where you're going and what your questions are. I'd like to be able to try to hear that today. So as Bob said, what I want to try to do this afternoon is really give you a little bit of a recap of where we are and where we've been going, and give you a little bit of the sense of the mid-year results.

One of the things that we've been doing over the last several years is to try to time these sessions so that they occur on the same day or shortly after our earnings release so that I'm able to actually tell you a little bit about our financial results without getting into insider-related issues, although given the current environment, this is going to be an interesting process. I have to tell you I have probably spent more time with the TRW law department getting the various approvals for this conversation than I have in all of my years – 37 some odd years of working for the company.

I will go through and talk about the merger, or the acquisition. I know there's been some questions — is this a merger? is this an acquisition? This is an acquisition; there's no question about it. It is being implemented, assuming it goes through, via a legal document called a merger agreement, but this is an acquisition. And, I'll talk about where I think we need to go for the rest of the year and then hopefully, we'll have time for some Qs and As.

Systems Priorities for 2002

One of the things that I've been really trying to get everybody to focus on, and particularly important given the type of machinations that we're going through right now, is the real priorities that we, as an organization, have. I think it's very important that we recognize that no matter what occurs out there – whether it's in the stock market or in the governance or other aspects of the corporation, — we've got three things that we really need to do.

First and foremost, we've got to meet our commitments. We've got to meet our commitments relative to all of those that depend upon us, in particular, our customers and clients. We have made a series of commitments to them associated with the various contracts that we're engaged in, and we need to make sure that we abide by all of those commitments – to the performance, to the cost, to the schedule. They're counting on us, and, in many cases it's more than just business – it has to do with the defense of the nation in the free world. We've got to keep going on that. We've got to keep going on that because it's important for our business. We've got to keep going on that because it is what is going to establish the basis for our competition for future business and the ability to grow this organization. Past performance - how we do in terms of satisfying our ongoing customers and clients — is becoming the over-riding consideration in terms of future business. When you go out there and take a look at the competitive landscape and see those companies that are doing well, and those companies that are not doing well, it is very clear as to why the business is being differentiated the way it is – simply because a lot of companies just aren't making it and they're not going to be around, I don't believe, at least not to the extent that they have been over the last several years.

We want to pursue new business opportunities. We are growing, and I'll give you the financials in a few minutes. We set a goal this year for really being able to develop double-digit growth, growing at a rate of over 10 percent a year. We're moving there and we're making that progress. You know something? It's a lot nicer environment when you're growing a business than when the business is stagnating or declining. It's better for all of the employees, it's better for the shareholders, and it's better for the customers because what it does is it builds the dynamic growing organization.

I know there are some interesting challenges. We're trying to hire people - here, there, and whatever — and yes, I do know that it isn't totally across the board. You know we're growing at the aggregate, and there are some areas where, due to various business circumstances, we're not having as much success as we'd like. But overall this is working, and it's creating a very, very nice environment, I believe. I hope you have the same sense. We have to keep it going because, let me tell you something, it takes a lot of time and effort to build the momentum. You have invested a lot in this – you've done really well. We've got the growth going and we've got to make sure that we keep it going. You know, I want to be around here for many years to come. I think most of you have the same feeling, and I want to see this place next year and the year after, and the year after that to be continuing to grow, and to be able to do that, we're going to have to continue to pursue new business right here and now.

Lastly, we want to move forward on our process improvement initiatives CMM, CMMI, and Six Sigma because, quite frankly, they're working. They're working in terms of helping us with our customer. It really is interesting to get into some orals, as I have of late, and have customers ask us very probing questions about where are we on CMM, and CMMI — what levels, what percentage of the organization is involved. They want to know how we're using it across the board, and they want to understand what's happening in Six Sigma. As we went through our quarterly reviews yesterday and today, one of the things that's becoming very evident is that Six Sigma is, in fact, giving us significant, real tangible results that are improving both our business and the financial returns associated with that. All of that's very encouraging, and again, it's going to help us in terms of both the quality of the work environment, eliminating a lot of the frustrations that typically go around in an organization of this size and also improving our competitive posture to be able to build the business and build the future.

Strategy and Objectives

Now, our objective, as I've said several times, is to be able to engage in the type of double-digit growth that we're looking for, and, in particular, I want to emphasize that we don't want to just bulk up and win a lot of low profit business. We're trying to grow in terms of both sales and profits. We want good business. We want to be able to grow the top line and the bottom line, and we've developed the strategy here focusing principally on the systems integration domain. Systems integration, in this respect, has a very, very broad definition and encompasses all of those activities that are based on systems engineering and information technology activities that go across the board — transcending from our early days in terms of leading the ICBM development to integration of complex systems like Guardrail, and more recently, IT systems like those used by many parts of

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the Defense Department, the federal agencies, and many state and local governments as well as commercial corporations.

We need to be able to have truly superior technologies in terms of IT and systems engineering. That means both in terms of bringing the best and brightest into the company and continuing the professional development of the people that are already here, being in a position to provide very high quality but cost-effective systems and services to our clients, and being able to really take advantage of our ability to deal with it from an integrated life cycle perspective. What I mean here is being able to participate with our customers and clients in terms of definition of the problems that they have, the definition of the solutions to those problems, the implementation of those solutions, and in the support in an operational sense. Why is that important? Because if you do all of those various steps as you're supporting the system, you understand what's working and what's not working, and when the client goes into the next round of improvements, you're in the best position ever to be able to know what needs to be changed and what needs to be kept the same. We're in an improved position to be able to competitively engage with that client.

One of the things that I want to talk about when we get into some of the new business is the importance of maintaining the balance between continuing to build and develop between our core businesses and engaging in totally new business. One of the things you've done extremely well over the last several years is to really be able to build upon many of our core activities. For example, we have activities around here like the ICBM activity where you can go back to the early 1950s in terms of the original engagement there, and we're still adding to it and still building upon it. And that type of long-term engagement provides us with tremendous potential because, quite frankly, it's a very cost effective way to continue to build a business, and it's a very low risk way of doing it, if we're able to do it right.

2QTR Financial Highlights

Now, I said I'd give you a little bit of a snapshot in terms of the financials that were released this morning. And, I've been asked, in the current environment, to limit my comments to those specific financials that have been publicly released this morning. You know, we have this wonderful desire in the United States to provide transparency relative to businesses and the problem with that is there's a little bit of opposition or conflict, if you will, between providing a lot of information and a demand that whatever information's provided; it's provided to all shareholders, simultaneously. And, since many of you are shareholders and since there are many shareholders who are not present here, I've got to make sure that that which I talk about, which is deemed to be material to the company, is limited to that which had already been widely disseminated.

Sales: we exceeded $900 million in sales — first time ever for this organization. The bottom line – that's one heck of a quarter! A few comments relative to that: first of all, this was done the old fashion way – you earned it. There's no games, no walnut shells or anything of that nature, this is $919 million of sales to customers. It's an improvement of roughly 15 percent growth over 2001. That's a good news/bad news story. The good news is, it's 15 percent — that's nice. The bad news is, part of the reason it's 15 percent is that, quite frankly, the second quarter of 2001 was not a very good quarter. In fact, the second quarter of 2001 was a bit less than the second quarter of 2000. Why? Well, it had to deal with the fact that we lost the re-compete for the Yucca Mountain activity, and the Census program ended. Census was a very, very successful program. The good news is you did a great job on it, and we got a lot of good sales and profit out of it. The bad news is we get to compete for that once every 10 years, and until we change the Constitution, or something of that nature, that's likely to be a somewhat less than repeatable solution on an annual basis. TESS, that was a loss – it was an unfortunate circumstance. It was somewhat of a unique situation because, quite frankly, it was the only sizable DOE activity that we had here, and I think many of you are aware of the fact that we originally got that by way of a protest. We never were, in fact, selected for the program in the first place, and so, it was a little bit of an interesting dynamic there with the customer. And, it really wasn't that high a margin program, so it impacted our sales more than it impacted our profit.

Nonetheless, if you go and take a look at 1999, 2000, 2001 it's very nice growth – the business is building, and the fact that the profit actually grows a bit more than the sales says that these are quality sales. You are building business here in good, solid profitable domains. We're not just bulking up on low margin business. I think all of that goes to say that the organization is doing very, very well and I believe that what you have done here in terms of providing these types of results is really demonstrating that this organization has got one heck of a future. I think we're seeing some of the real impact of operating as an enterprise and working together and leveraging the breath and depth of the talent that is available throughout Systems and, in fact, throughout all of TRW.

Business Highlights

Now, when you take a look at the future, it's also nice when you have a quarter in which you had some nice wins – new business being written and, in fact, we've seen some nice growth on the backlog. I've been asked not to give the exact numbers, but the backlog is larger than it was before. A few things in terms of the win columns. A lot of new business in the ICBM domain. I think that continues to be a very dynamic, growing business, and I think that we're going to see some nice continuing activity there and it's also a nice mix of activities that have been going on both in terms of the work done in Clearfield, Utah as well as the work out in San Bernardino and many of the other sites that support that activity. The Intelligence Community, Multi-Intelligence Acquisition Program (ICMAP) one of those nice new programs that we won't talk too much about. The JTRS program, Joint Tactical Radio System. We got into a long discussion a little while ago about how we should approach this – whether we should try to prime it with a low probability of win or whether we should work with Boeing and let them prime it and us provide a lot of the domain knowledge associated with the technologies that we really understand. We decided to go with Boeing. It actually involves both the JTRS and the

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WIN-T (Warfighter Information Network – Tactical) activity. WIN-T is still yet to be awarded – we are the prime on WIN-T, Boeing is the sub. On JTRS, it's the other way around – they're the prime, we're the sub. That one (JTRS) was a win and we've got a very nice position there. I think that's going to help position us for the future in terms of our tactical activities. One of the other things that's really kind of sweet here – we always look at these recompetes or follow-ons as something we just got to make sure happens and it's kind of okay if it happens and it's terrible if it doesn't happen – well, this is a case where it's really a wonderful story. Not only have we got in a significant extension of work out in Colorado Springs, but we've significantly improved the business case associated with it. The net result is that we're going to have a number of years more of activity, in fact some increase in the level of activity, as well as in particular some significant increase in the profitability associated with that, all of which makes it a very, very nice story.

We've got a lot of things going on. In fact, if you go and take a look at what's out in front of us in terms of the August-September time period, we've got a lot of major decisions out there. We're still waiting for the CDC (Centers for Disease Control) follow-on decision to be made. Quite frankly, since we're the incumbent, and they keep on stretching it out and giving us extensions, it hasn't been the worst thing in the world to have this continue to be extended, but, nonetheless, it would be nice to get confirmation that we're going to be the CDC contractor for a number of more years to go. We have the Trailblazer decision coming up here shortly on the intelligence side. I mentioned WIN-T. We've got a very sizable activity with transcon, the Global Transportation Network. Our team's been working very hard on that – been very impressed by the performance that that team has been undertaking – kind of an interesting situation, because when Pam Sullivan originally came to me and said she wanted to bid this, I really was kind of nervous about whether or not we would be competitive against the incumbent who was Lockheed. One of these interesting stories — Lockheed did not make the short list. So on the three contractors that are able to bid on the final round, Lockheed has already been eliminated. So again, a little bit of a message here in terms of making sure past performance is really recognized, and that we perform on our ongoing activities. Saudia Arabia National Guard – another follow-on activity. We believe we're the only qualified source that has been permitted to submit a proposal. So, even though technically this is a competitive solicitation, the short list seems to be rather short, and there's nothing wrong with that. Again, that's one of the things that comes from a number of years of very positive customer relationships which result from good performance.

2002 Key Actions

What do we need to do for the rest of 2002? Obviously we've got to keep working on the new business in terms of both the growth of the core activities and taking a look at some of the new business initiatives. I think many of you are aware of the fact that the President put out his Homeland Security initiative just the other day. There's a lot of information available on the Web, if you want to pull it up, and a lot of documentation that's been provided. There's going to be a lot of new business available out there, I believe, for us as an organization, and it's very important that as we look at how we want to posture ourselves for the future, that we position ourselves appropriately for the new Homeland Security department. That is going to be a significant growth area. Yes, there are other areas, other organizations, that are going to benefit from this change in investment strategy for the U.S. and that's going to include not only the federal government, but state and localities as they deal with their unique issues, and, also, many parts of private industry. If you read that document, you'll understand that one of the things that the federal government is going to try to do is to motivate private industry to invest on its own in terms of some of these Homeland Security initiatives that relate to critical infrastructure that, in the United States, quite frankly, is for the most part, owned by private industry. So there's going to be a very diverse set of clients that we're going to need to address there, and this is clearly going to be the time that we have to start positioning ourselves in that respect.

Sales — a combination of building on the current business, growing that, being able to turn backlog into sales. A lot of that has to do with having the right people in the right place. Working the staffing situation is going to be a continuing issue that we're going to have to deal with. The good news is that in this current environment, it appears to be a lot easier these days to be able to bring into the company the type of staff that we really want, the type of staff that's going to help keep us differentiated from most of the competition out there. What we need to do is to be able to take advantage of the new business that's available and the personnel that are available out there to be able to continue to build the organization from a people perspective.

Profit — it all comes down to that we get graded in terms of how well we're doing in delivering profit to the company. That has to do again with building the sales base, seeing that we perform on the program. One of the things that I have to tell you is really very satisfying to me as I sat through yesterday's program reviews and today's division reviews was to see the improvements that we've made in terms of program performance over the last several years. What we're seeing is far fewer leakers and bleeders, far few programs in trouble or in over-run situations, and the net result of all of that is that the profitability of the business is improving as our business relations with our customers and clients improve. Again, all very much of a win-win situation.

Cash flow – we had a wonderful second quarter. Cash is an indicator of two things; first of all these are real profits. Second of all, the cash is what we need to continue to develop the company, to deal with the debt that we have. It may go away with the Northrop deal and all of that, but we still have that debt, we still have to deal with it, we still have to invest in the shareholders in terms of something called dividends, and we need to be able to build the business in terms of various investments. By generating cash, we're able to do that. There's been some tremendous work there that's been undertaken over the last two quarters. We need to continue doing that and some areas, quite frankly, are a little bit more difficult than others. I don't mean to single out Ohio MARCS (Multi-Agency Radio Communications System) and the ICBM program, but we're going to be having lots of discussions with those people because they've got a lot of leverage and some interesting challenges, and I've got to tell you, I am absolutely convinced that you can work it and that we will have an extremely successful cash flow performance in the third and fourth quarters.

And, lastly, I'm defending all of this focus on quality and productivity because that's what makes it all happen. That's what supports the ongoing program performance.

CMM/CMMI Achievements & Plans

Now I mentioned the CMM, CMMI. I hope most of you are familiar with this – this is a very critical issue. I have to tell you again, going back to some of the orals that I participated in recently, having an organization like this where we have CMM Level 3 across the board is very unique. Yes, there are many of our competitors that have Level 4, Level 5 operations, but there are very, very few that have such a broad operation like this with effectively all elements at least at the Level 3. That's the good news. The bad news is, it's only Level 3. It's CMM, which is a little bit of the old fashion version of software development.

CMM is Capability Maturity Model – it's a process established by Carnegie Mellon to differentiate between those companies that are really able to develop software in a productive, efficient manner and those that do not have that type of process control. Level 5 is the ultimate. Level 1 is basically an uncontrolled process. Level 3 is good. It enables us to bid virtually every program, but it is the minimum acceptable level for many of the programs that we're bidding right now. Many of our competitors are already at Level 4 or Level 5. We've got to move up that chain.

Also, CMM is converting over to something called CMMI. What's the difference? CMMI includes more of the systems engineering discipline in addition to the software development process. And, quite frankly, given our business, it's very, very important that we move from CMM to CMMI because so much of our business incorporates not just IT activities, not just software activities, but also systems engineering. Whether that is multi-segments systems engineering or software systems engineering, it all includes many aspects of that. I know many of you are currently engaged in either the CMM Level 4 or 5 activities or the CMMI transition. I need to make sure that you are all aware of the fact that this is very important. It's very important to us as an organization in terms of our ability to be able to perform efficiently and effectively on the various activities that we're engaged in. It's also very important to our customers in terms of their perception on who they're going to pick for future business, and, therefore, it's important to us as well.

Six Sigma

Six Sigma is actually working. We got results. It's just starting but we're starting to see the results. One of the things that I'm going to be doing right now in terms of reviewing the various organizations is shifting from watching and looking at measuring organizations based on how many people are trained at the Green Belt level, how many people are trained at the Black Belt level, etc., and looking much more at the outcome. What are we doing? How many projects do we have? How many are being completed? And what type of results are we getting out of them? Now the programs that are completing are showing very, very good results. So, part of my push is going to be to complete more programs because if we complete the program, if we get it going, I'm convinced that we're going to be able to see some very significant, tangible results that are going to benefit the overall organization.

NOC/TRW Definitive Merger Agreement

Now, I'll talk about the future here in terms of Northrop. Hopefully, I'm not going to tell you much that's new because I think most of you have been pretty much kept abreast in terms of the activity. As I said before, it really is an acquisition. It isn't a merger, but for various reasons, we're using the legal process associated with a merger to implement this activity. There is, by the way, no impact in this process to the decision and agreement that have been made previously relative to Aeronautical Systems. That was a decision to spin off Aeronautical Systems, actually divest them to be technically correct, to be able to bring cash into the company that would enable us to buy down the debt and give us greater flexibility in terms of the strategic options that we could pursue so that we'd be in a very, very sound position financially whether or not we were acquired by another company. And so we're going to continue that process. We've already entered into the agreements with Goodrich. We're going through the various steps associated with the approval process there, and I fully anticipate that we will complete that process without much difficulty. And Northrop doesn't have a problem with any of that, so I see that continuing on. Automotive? That is a separate issue. We have taken some of the initial steps to spin off Automotive, but that is still an issue to be determined and, to a great extent, to be determined by Northrop in terms of what options they want to pursue, assuming that the Northrop agreement goes through to closure in a rapid time period.

Where are we right now? We've got a merger agreement, but there still are a lot of hurdles to go through. The principal one that we're dealing with right now has to deal with the regulatory approval, sometimes referred to as HSR, Hart-Scott-Rodino. It has to do with the regulatory review process to ensure that this merger is not anti-competitive. In that regard, a number of you are involved in terms of helping to provide information on specific activities but the vast majority of you are not. And that's good. I mean the last thing in the world we want to do is to have the majority of the people in this organization involved in this type of bureaucracy. We have to do it — it's part of the regulatory environment — but please recognize that part of my objective in terms of managing the organization as we go through this process is to contain the impact associated with all of these reviews. So we're focusing the activity on just a few people, and hopefully limit the damage, if you will, associated with that.

Once we get through the regulatory approvals, there is an EU, European Union, approval that we need to go through as well, although that appears to be a far, far less of an issue

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than the U.S. review, just given the amount of business that we do in the EU. Once we go through that, there is then again a shareholder approval, and most of you, as shareholders, will get a chance to vote on that. I'm still trying to figure out whether I get to vote on it. I'm nominally precluded from voting on these things as an insider.

It's very, very hard to say exactly when this is going to all come to a head and finish up. One of the obvious challenges that we have is, and those of you here in the local area will understand this comment, but we have the challenge of summer in Washington. And, what that really means is that in Washington, D.C., given the typical conditions in August, not much of the federal bureaucracy is working in Washington during the summer. And so, the net result is we may wound up with some delays here just simply due to the availability of people and the huge amount of bureaucratic activity that has to be taken on in terms of an activity like this.

One thing that I want to make clear is that this is a different type of an acquisition and merger, different from those that have gone on with other companies. I'll take Lockheed, just as an example here. When Lockheed bought Martin, bought GE, bought RCA, Loral, etc., etc., a lot of what went on there was the acquisition of companies in similar businesses with common facilities, in fact, in many cases, overlapping capabilities that exceeded the need. And, that type of an acquisition that Lockheed entered into, and that other companies entered into, was to a very great extent, based on a presumption that they could get huge cost savings out of closing down facilities, moving programs, moving people, and the like. By the way, that never works, at least, it's really hard, and I haven't seen a good example of that happening. It's especially difficult when you try to close a satellite factory in a place like Valley Forge, Pa. and move people to Sunnyvale and give them the opportunity to sell their home in Valley Forge and buy a two-car garage in Sunnyvale with the funds that are available. It really becomes a challenge.

The objective here is to really be able to broaden the capability from a Northrop perspective and also from a TRW perspective. We have many things that they don't, and one of the things that Kent Kresa, the chairman of Northrop, has been very consistent about is to say that outside of the corporate headquarters — Richmond Road, Ohio — there are no plans to close, shut, consolidate facilities, etc., etc. Now, that's not a long-term guarantee – we change things, we move things. We just opened a new facility in Aurora, Colorado and are closing another one – those things happen all the time, but this is not that type of merger. You should not expect the same type of events to occur here that occurred in many other parts of the aerospace industry.

We do have very compatible cultures. One thing which you may find either funny or of no interest whatsoever is a true anecdote here. I took a couple years off from my career at TRW to go work at the Defense Department (DoD) and because of the job that I was in in the DoD, I actually had to sever all ties with TRW. When I finished that tour and decided to come back into private industry, I had to go around and interview with companies, and I had the opportunity when I was in the DoD to have as contractors for me, just about every company in the aerospace industry. And, when I came out, I decided that I would

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interview with only two companies: That was TRW and Northrop. They actually made me a nice offer. But that was a decision I made based on what I saw in terms of the two companies. I really do believe that both companies have a technology-based culture and they really value technology. In particular, the people that make up that capability, that technological capability, because let's face it, in the business that we're in, the technology is not embodied in a factory or a facility or something of that nature, it leaves the building every evening. It's embodied in the people that we have.

Impact of Planned Merger on Employees

Now, in that respect, one of the things that keeps on coming up is what does all of this mean to me as an employee? I'll just say a few things relative to comp and benefits which keep on coming up as a continuing set of questions. First of all, initially, there's no impact. Everybody here, you've got contracts, you have jobs — we're continuing on. Nothing is changing in that regard. Yes, there may be a change in the top level governance of the corporation, but, except for a few minor exceptions that might occur as a result of a consent to create a deal with conflicts of interest or whatever - which tend to be a very, very small fraction of programs — we're going to continue on in basically everything that we're doing right now.

There are many provisions in the agreement that provide us, all of our employees, with a lot of guarantees. First of all, there's effectively a provision in there that says for the next two years in the aggregate the benefits are going to continue two years after the close. That's doesn't mean that there might not be a few changes here and there – quite frankly, you can't guarantee that any given HMO is going to be around six months from now, let alone two years from now, but the objective here is that in the aggregate, to keep the benefits the same. And, the same thing for the severance policy. In addition to those guarantees that are in the agreement, all of the qualified pension plan activities are covered by federal law. Sometimes, you hear about this as ERISA, a federal act of Congress. What it does is it basically says once you earn a set of benefits, you've earned them, and they cannot be taken away from you. That includes the lump sum payout and also some other benefits.

We want to try to make sure everyone understands what's going on. Please understand that there are some limitations to what we can say, but that's just because of the legal environment that we're in. I'm sure that you all recognize that right now all of private industry is under a microscope, and when you get involved in something like this, there's two microscopes going on at all times. So, we're trying to be as open as we can. We're trying to deal with the Qs and As. We're going to work the Merger News & Information Web site here as a method of providing additional information. I'll take questions and try to answer whatever I can here today. But, there are some limits.

One comment before we go into the Qs and As and it's very important. We have not merged with Northrop. They have not acquired us. We are still two independent competing companies and until such time as we have the regulatory approval, the

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shareholder approval, and this deal has been closed, we must continue to operate in that manner. And that means that when they're our customer or we are their customer, or we are competing on a given program, we have to deal with them the same way we would any other company, and hopefully the same way we've dealt with them in the past. If there is any question or issue about that, please, every part of the company has got their assigned legal counsel, feel free to get ahold of them. They do understand what can and can't be done, etc., and hopefully can provide some guidance.

Focus for Remainder of 2002

For the future focus for the remainder of 2002, it's the same as what we started out with. Continue to meet all commitments, continue to build the business for the future, and continue to invest in the process improvements. That's what we need to do, and we need to keep mindful of the need to continue that activity as we're going through this process.

Now, I will take questions. I'll do the best I can. The one thing that I will ask is that, -given the limited time that we have, please try to ask questions that are as generic as possible as opposed to questions that are specific to individuals or a given project.

Don Winter Town Hall
Questions & Answers Transcript
Reston, Va.
July 18, 2002

Bob Waters: We're going to start our questions in Reston.

Although it doesn't affect TRW Systems, I was just wondering since the Aeronautical Systems people haven't actually – that deal hasn't been finalized – why are they considering it a discontinued operation since they're actually going to try to help us pay down debt – or won't they?

Don Winter: Let's see – the question I think was related to this morning's earnings announcement which categorized the Aeronautical Systems activity as a discontinued operation. Mr. Gagen, I want to ask you since that, I believe, is an accounting question, Would you please provide the appropriate answer to that question?

Mark Gagen: Basically, by virtue of the fact that it's being sold, the accounting regulations require us to classify it as discontinued for the applicable year. So even though the transaction, as Don described relative to the merger with Northrop, is going to take a while to close, it has to go through various processes. It's effectively recognized for purposes of accounting and financial reporting as discontinued from TRW's financial results.

Don Winter: Thank you, Mark.

Bob Waters: The next question is going to be from Aurora.

Good afternoon. I'd like to loop back to the merger and in regards to corporate cultures, specifically, do you have any other observations in regards to Northrop's corporate culture and management style?

Don Winter: The question was did I have any other observations about Northrop's culture or management style. There's two things there. First of all, this is not an unknown management organization for us to deal with. I've personally known Kent Kresa for many years, and Ron Sugar is one of us. I mean, let's face it. He spent more years with TRW than he did with either Litton or Northrop, and so I think that the comfort factor that I personally have associated with this is based on some pretty good understanding based on the individuals that are in charge of the organization. Secondly, I'll just relate one thing that Kent Kresa said at one of the news conferences on the day that the agreement was announced that I felt was kind of interesting. He referred to Northrop as a corporation of immigrants, and by that he explained it was because, if I remember correctly, roughly 10 percent of Northrop Grumman is legacy Northrop personnel. Roughly, 90 percent of all of the people have come in from other organizations, and so, this is not going to be a situation, if you will, of the foreign body

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rejection, if you haven't been one of us, etc. We're going to be joining many other people who are going through the same process, and knowing many of them, having dealt with many of them over the years, I'm personally optimistic with regard to how all of that is going to work and believe that we will have a very compatible cultural environment here.

Bob Waters: The next question will be from Clearfield, Utah.

TRW Systems/Northrop Grumman looks like a good fit. What additional opportunities do you believe will result from the acquisition?

Don Winter: The question was, what new opportunities do I believe will result from the acquisition. I really would prefer, for a variety of reasons, not to speculate on any specific opportunities in front of us. I do think, however, that one element that's going to be pretty obvious is we're going to go from a company which is, if you will, kind of "second tier" in terms of size. I mean, we're kind of in an interesting position – we are in many circumstances a true prime contractor. The ICBM program, as an example, is a multi-billion contract – it's one of the largest contracts that the Air Force has. But, we, as an organization are really kind of in the second tier from just a pure size and mass perspective, and that makes it difficult for us on many occasions to go and compete for future programs as significant and as broad as the ICBM activity. It's difficult because we don't have the size, the breadth, the financial wherewithal to be able to deal with it. Once we go through this acquisition, we will be part of an organization that is arguably a "first tier" company, clearly in the United States and also internationally. This is clearly going to give us a lot of additional opportunities in terms of being able to pursue new business.

Bob Waters: Thank you, Don. The next question will be from Colorado Springs.

Don, a recent article from a business journal last week, talking about the merger, but about what Northrop might expect, said something about TRW being matrix management on steroids and the last of the military contractors to sustain a cost-plus mentality. Wondering what you might say about that?

Don Winter: The question is to comment on an article, which unfortunately I have not read, which apparently referred to us as the company that's matrix management on steroids and still having a cost-plus mentality. I haven't read the article, and I don't want to comment on an article that I haven't read because I don't know the full context that is in there. I will say that I think there are many aspects of matrix management that, in fact, have been extremely beneficial to the growth and development of TRW. I'm pleased to see that we're doing more of that right now because what that means is that we have the ability to draw upon the full capabilities of all of TRW Systems to deal with many of the very challenging and complex problems that we engage in as part of our activities. What the reference is to steroids, I have no idea. Having a cost-plus mentality, that is something that we, I believe, are changing. I believe we have to change. I think when we take a look at the businesses that we're engaged in, more and more of our business has

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various fixed-price elements. Even that which is not truly firm fixed-price in a contractual sense has a cost sensitivity associated with it these days that really mandates that we look upon these programs as effectively fixed-price. We make commitments to our customers relative to cost. If we don't meet those commitments, if we're not able to deliver on the costs that we say we're going to be able to deliver on, this creates tremendous problems for them. And creating problems for the customer is not the way to get repeat engagements, so that's something that we need to do. I have to tell you that, based on again the results of yesterday's program reviews and today's division reviews, I believe we're making tremendous progress in that regard. You are doing well. The number of programs that we have that are having significant cost problems is down dramatically from what it was last year, and that's great. And, to the extent that that news is not out there in the press, fine. Quite frankly, I don't want the competition to know where we are and how well we're doing in many of these aspects.

Bob Waters: The next question will be coming from Columbia, Maryland.

Hey Don – folks up here in Columbia are interested to know how the existing Northrop Grumman businesses complement the C2Intel businesses – you know, primarily on the Intel side. Are there any specific areas where you see synergism or complementary approaches to things?

Don Winter: The question has to do with my view of the complementarity of the Northrop business and the TRW business and I really would prefer not to take that question because I think that it's one of those issues that I'd just as soon stay clear of, given some of the current reviews that we're undergoing right now. I'll try to get you some more information on that as soon as we can.

Bob Waters: We're going to move on to Dominguez Hills.

Yes, my question is, if the agreement is completed in the fourth quarter, what is the next step in the merger-acquisition process?

Don Winter: The question is, if the agreement is completed in the fourth quarter, what's the next step? I think the next step has to deal with the question of how do we integrate this organization into the rest of Northrop, and I really expect that that will take place in a staged process. If we close in the fourth quarter, all of the indications are that we're going to be a bolt-on, in one way or another, to Northrop and managed as an ongoing activity. There isn't the time or the wherewithall to be able to do anything prior to the beginning of next year. That will also give the two organizations the opportunity to sit down and take a look at where we wanted to go strategically and how best to integrate the various activities to be able to effect that type of leverage. And that will probably take a number of months to go through, and hopefully, it's a well studied activity. Again, it's going to be one of those activities, assuming we go there, that we're going to try to keep to a very small group, not because we don't want inputs, but because we want to contain, if you will, the impact that that has on the ongoing activity. For right now, that's off in the future, we just want to get through the Hart-Scott-Rodino process and get the agreement closed. When we start getting close, we'll deal with the first stage of the integration process and then deal with the longer term issue, probably next year.

Bob Waters: We're going to move on to Huntsville, Alabama.

Don, in several communications, we've seen the term SSE, Systems Space & Electronics and we were wondering, is that just a term we're using or are we looking at maybe an organization ahead of the closure of the merger?

Don Winter: The question is relative to the phraseology that's been used in terms of SS&E – Systems, Space & Electronics. That was a phraseology that we adopted as we were going through the discussions with the various interested parties that were looking at us. It really recognized that those companies were not interested in aeronautics – I mean some of them might have been willing to take it on but they were very happy to see us deal with that separately, and, quite frankly, none of them was really interested in the automotive part of the business. So what was left was Systems, Space & Electronics so that was really the phraseology that we adopted, and it was a very simple way of describing the core element of the technology part of TRW. Now, to the extent that becomes anything more than it is right now is something that we'll deal with over the next several months. We are going to have to come up with some arrangement which, quite frankly, is going to have to include not only Systems and Space & Electronics, but it's also going to have to deal with the automotive piece until such time as that is either spun off or divested. So in this whole process, Northrop is going to have to decide how they want to manage that aggregation of activities, and I anticipate that we'll get some clarity in that regard here in the next several weeks.

Bob Waters: We're going to move on to San Bernardino, California.

Good afternoon. Recently, we've been very successful in recruiting some outstanding new college graduates we think very highly of. We were curious if there would be any changes in the policy regarding hiring and recruiting between now and the completion of the merger.

Don Winter: This is the easiest question I've had to answer. How about if I just said "No"? But let me repeat the question to make sure you understand. The question was, are there going to be any changes in terms of policies and procedures relative to hiring people between now and the closure, and the answer is real simply, not only No, but heck No. The observation that was made, I think, is a very correct one. I've had the opportunity to meet some of the new hires that you've gotten out there in San Bernardino, and I'm very impressed. I mean, I am really pleased to see people of that level of capability in town coming into this company, and I want to continue it. And this is the greatest time to be able to do it. We've got a building business, and we've got a marketplace out there that is having problems. I mean, let's face it, this is a good time to be going out and hiring

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people because the IT world is not exactly doing well in many of the aspects that others are engaged in. There are problems throughout the overall industry, outside perhaps the businesses that we're engaged in, so there are many people out there – some disaffected dot-comers who we may let back in if they're real nice and apologize — but seriously, there are some really great talents, and this is the time we ought to be very aggressive, going out there and getting them. I see no reason why there should be any change in our policies, our procedures, or our priorities in terms of bringing these people into the company.

Bob Waters: We're going to ask if we have any questions in Space Park.

Yeah, Don, this is Andrea Riser. After the merger is final, how do you see the synergies between TRW and Northrop Grumman coming about, probably more importantly, what might we be able to do to be able to exploit this?

Don Winter: Let's see, the question is how do I see the synergies between us and Northrop coming about and what can we do to exploit them. I think that's something that we're going to have to work on obviously after we're in a position to definitize the agreement. There are lots of ways that we can exploit synergies. If I take a look at what we've been doing to date, both within Systems — trying to exploit the synergies between various elements of Systems, various geographical centers, various businesses — and also being able to exploit the synergies between Systems and S&E — between a systems engineering- and IT-centric environment and a hardware-oriented environment — I think we found that there is some huge leverage that can be exploited there by being able to, if nothing else, communicate and make sure people understand what is available within this organization. We have a tremendous set of capabilities, a tremendous set of talents. The biggest impediment that I see in terms of being able to exploit that, just the way we are right now, is in terms of communicating what we have available. And I think that we're going to have to take the same type of challenge on if and when we go through with this acquisition with Northrop. And I say if and when not because I believe anything's going to happen, but because my lawyer said to say that.

Bob Waters: We're going to come back to Reston and take a couple of more questions.

A fun question – Thompson acquired Ramo- Wooldridge. We are now in a position where we're going to take the Thompson piece and in some way divest ourselves away from it, leaving the Ram-Wooldridge piece. Who own's the "T" and what really is our name?

Don Winter: The question was related to what's our name, and you know, after Thompson is divested, does Automotive get Thompson or TRW or whatever. I think the view is, first of all, Automotive sees a lot of value in the TRW name. By the way, I've talked to Si Ramo on many occasions and he never described the arrangement as Thompson acquiring Ramo-Wooldridge. It was always a merger agreement as I recall. You know, one of the interesting things I'll just tell you from a personal point of view is that I've watched a lot of merger agreements go on in this industry, and this has been somewhat unique in the sense of being an ego-free merger negotiation. The net result of that is that the merger agreement is surprisingly devoid of issues like who gets to be the chairman, and vice chairman, etc., etc., and what the names are. So I'm afraid my answer to you is real simple: I don't know. And we'll see what happens. I have to tell you – I hired into TRW Systems in 1972 and, outside of two years off for bad behavior with the DoD, this has been my home. I've always worked corporately for TRW, and I assume that, in a matter of a few months I, like all of you, will get a check which has a very different logo on it. I have no idea what that's going to be. It'll be difficult, but I think we'll all get over it because it really isn't what's important. It has been symbolic of something which is very important. It's symbolic of a company which has done great things for its employees and for the nation for many, many years, and I am very confident that that aspect of this organization will continue uninterrupted and that will happen if we all make it happen. And I ask, and maybe this is the best way to end it, I ask your support in making all of that come true.

Thank you very much. Keep going – it's working well! It really is, and I want to thank you all for your support.

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The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman Corporation. Information concerning such participants is contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW contained in Amendment No. 4 to the Registration Statement on Form S-4 filed by Northrop Grumman with the Securities and Exchange Commission on July 17, 2002, as it may be amended from time to time.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of joint proxy statement/prospectus and any other relevant documents filed by Northrop Grumman or TRW with the SEC at the SEC's Web site at www.sec.gov.